UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENERGY XXI SERVICE PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENERGY XXI LTD

Canon’s Court, 22 Victoria Street, PO Box HM

1179, Hamilton HM EX, Bermuda

ENERGY XXI SERVICE PLAN INDEX

*All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

i

Report Of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Energy XXI Service Plan

We have audited the accompanying statement of net assets available for benefits of the Energy XXI Service Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and the changes in the net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we have evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the 2014 financial statements as a whole.

/s/ BDO USA, LLP

Houston, Texas

June 24, 2015

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Report Of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Energy XXI Service Plan

We have audited the accompanying statement of net assets available for benefits of the Energy XXI Service Plan (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas

June 26, 2014

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ENERGY XXI SERVICE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS

INVESTMENTS, at fair market value
Money market fund	$2,585,412	$2,804,266
Mutual funds	36,094,567	31,027,554
Equity securities	1,134,135	4,391,485
TOTAL INVESTMENTS	39,814,114	38,223,305

EMPLOYER CONTRIBUTIONS RECEIVABLE	2,985,506	3,669,161

NOTES RECEIVABLE FROM PARTICIPANTS	711,720	501,043

NET ASSETS AVAILABLE FOR BENEFITS	$43,511,340	$42,393,509

See notes to financial statements.

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ENERGY XXI SERVICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of investments	$(5,285,460)
Interest and dividends	3,139,946
TOTAL INVESTMENT LOSS	(2,145,514)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	45,806

CONTRIBUTIONS
Employer	5,188,665
Participants	3,817,769
TOTAL CONTRIBUTIONS	9,006,434

TOTAL ADDITIONS TO NET ASSETS	6,906,726

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	5,761,337
Administrative expenses	27,558
TOTAL DEDUCTIONS FROM NET ASSETS	5,788,895

NET INCREASE	1,117,831

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	42,393,509

End of year	$43,511,340

See notes to financial statements.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note A - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Energy XXI Services, LLC (the “Employer”). The Plan is designed and intended to operate as a safe harbor plan as defined by the Plan Agreement. The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent related amendments and revisions. The Plan was originally effective April 24, 2006.

Eligibility: Participation in the Plan is voluntary. Membership in the Plan is available to all eligible employees who have attained age twenty-one (21) and they become eligible to participate in the Plan the first of the month following date of hire. Excluded from the class of eligible employees are residents of Puerto Rico, union employees, leased employees, summer or seasonal interns, and non-resident aliens who do not receive United States source earned income from the Employer.

Administration of the Plan: The investment custodian and recordkeeper for the Plan was Fidelity Management Trust Company (the “Custodian” or “Fidelity”) for the years ended December 31, 2014 and 2013. Administrative expenses, except for loan processing fees, charged by the Custodian are deducted from each participant’s account.

Contributions: Participants may contribute up to 90% of their annual compensation, as defined by the Plan Agreement. Such contributions can be made either on a pre-tax basis, or effective September 15, 2010, on an after-tax basis as a Roth 401(k) contribution. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions (subject to Internal Revenue Service (“IRS”) limitations). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Employer contributes a matching contribution equal to each participant’s contribution up to the first six (6) percent of eligible annual compensation, as defined in the Plan Agreement. The Employer may also make a discretionary profit sharing contribution at the discretion of the Employer’s Board of Directors. A discretionary profit sharing contribution of six (6) percent of eligible annual compensation was made for the year ended December 31, 2014. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting: Participants are immediately and fully vested in their deferral contributions, Employer matching, and discretionary profit sharing contributions, as well as actual earnings thereon.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note A - Description of the Plan (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Employer’s contributions and (b) plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Notes Receivable from Participants: Participants may borrow from their participant directed accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the balance of any existing loans. The loans are secured by the balance in the participant’s account. The interest rate, security and terms of payment are determined by the Custodian based on prevailing interest rates at the time of the loan; however, loan terms are not to exceed five years unless the loan is for the purchase of the participant’s primary residence, in which the loan terms are not to exceed ten years. Both principal and interest are repaid through payroll deduction. The Plan’s Custodian charges a fee for loan origination which is deducted from the participant’s account. A participant’s loan balance becomes immediately due and payable upon termination of employment.

Allocation of Investment Income: The allocation of Plan investment income for the investment options is based on the ratio each participant’s account balance bears to the total account balance of all participants.

Payment of Benefits: Under the terms of the Plan, participants retiring at age 65 or earlier, disabled prior to their retirement date, or terminating employment, will receive all amounts credited to their accounts. Upon the death of the participant while actively employed, participant’s beneficiary will receive all amounts credited to the participant’s account. Benefits are paid in a lump-sum amount or periodic payments equal to the value of their account. Participants are permitted distributions from the vested portion of their Plan accounts at any time after having attained age 59½. Also, participants may request a distribution of their deferral contributions account upon incurring a financial hardship, as defined by the Plan.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note B - Summary of Significant Accounting Policies

Basis of Financial Statements: The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions and are recorded as a reduction to net assets available for benefits.

Benefits: Benefits paid to participants are recorded upon distribution and are recorded as a reduction to net assets available for benefits.

Investment Valuation and Income Recognition: All investments are held by the Custodian and the Plan provides for self-directed investment programs for individual participants.

Money market funds are valued at cost, which approximates fair value. Mutual funds and equity securities are stated at market value based upon quoted market prices as reported by the Plan’s Custodian. Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held. The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fair Value Measurements: The Plan adopted Financial Accounting Standards Board (“FASB”) guidance on Fair Value Measurements and Disclosures for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. As defined by this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based in the observability of those inputs. This guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note B - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine fair values.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Money Market Fund: Valued at cost, which approximates fair value.

Mutual Funds: Valued at the net asset values (“NAV”) of shares held by the Plan at year end.

Equity Securities: Valued at the closing price reported on NASDAQ where the Energy XXI Ltd’s common stock is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

Issued Accounting Standards Not Yet Adopted In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). The ASU removes the requirement to categorize these investments within the fair value hierarchy and also removes the requirement to make certain disclosures. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan did not early adopt this guidance as of year-end. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements. The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note C – Investments

The following table presents the fair value of all investments representing approximately 5% or more of net assets available for benefits:

	December 31,
	2014	2013
Fidelity Contrafund K	$3,582,360	$3,301,597
Fidelity Growth Company K	3,028,166	2,944,460
Fidelity Money Market Retirement	2,585,412	2,804,266
Fidelity Freedom 2020	2,469,802	-
Fidelity Large Cap Stock	2,313,704	2,049,993
Energy XXI Ltd Common Stock Fund	1,134,135	4,391,485
Total individual investments exceeding 5%	15,113,579	15,491,801
Other	24,700,535	22,731,504
TOTAL INVESTMENTS	$39,814,114	$38,223,305

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

Equity securities	$(4,932,887)
Mutual funds	(352,573)
TOTAL NET DEPRECIATION	$(5,285,460)

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note D - Fair Value of Financial Instruments

The assets measured at fair value on a recurring basis subject to the disclosure requirements of the fair value measurement policy related to the fair value hierarchy levels described in Note B are as follows:

	Fair Value Measurements as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Money market fund	$2,585,412	$-	$-	$2,585,412
Mutual funds:
Bond funds	2,818,954			2,818,954
Balanced funds	545,959			545,959
Growth funds	14,038,652			14,038,652
Growth and income funds	983,576			983,576
Value funds	3,754,879			3,754,879
Index funds	1,222,092			1,222,092
International funds	2,897,417			2,897,417
Allocation funds	9,833,038			9,833,038
Total mutual funds	36,094,567	-	-	36,094,567
Equity securities	1,134,135	-	-	1,134,135
Total investments at fair value	$39,814,114	$-	$-	$39,814,114

	Fair Value Measurements as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market fund	$2,804,266	$-	$-	$2,804,266
Mutual funds:
Bond funds	2,850,875			2,850,875
Balanced funds	408,470			408,470
Growth funds	12,644,666			12,644,666
Growth and income funds	891,045			891,045
Value funds	3,180,090			3,180,090
Index funds	713,994			713,994
International funds	2,793,358			2,793,358
Allocation funds	7,545,056			7,545,056
Total mutual funds	31,027,554	-	-	31,027,554
Equity securities	4,391,485	-	-	4,391,485
Total investments at fair value	$38,223,305	$-	$-	$38,223,305

Note E - Plan Termination

Although the Employer has not expressed any interest to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon any full or partial termination, all amounts credited to the affected participants shall be 100% vested and not be subject to forfeiture.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note F - Income Tax Status

Effective August 10, 2009, the Employer amended the Plan by adopting the Volume Submitter Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”). Fidelity Management & Research Company received an advisory letter dated March 31, 2008 from the IRS that the form of the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving this letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting rules generally accepted in the United States of America require an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of changes in net assets available for benefits.

Note G - Party-In-Interest Transactions

The Plan invests in various investments managed by Fidelity. Fidelity is the Plan’s investment custodian as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest. One of the Plan’s investment options is Energy XXI Ltd common stock, and therefore, qualifies as party-in-interest.

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ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note H - Risks and Uncertainties

The Plan provides for various investments in a money market fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note I - Reconciliation of Financial Statements to Form 5500

The Form 5500 was reported on a cash basis with respect to deferral and matching contributions. These financial statements were prepared on an accrual basis. The reconciliation of the cash to accrual basis is as follows:

	December 31,
	2014	2013
Total net assets reported on Form 5500	$40,525,834	$38,724,348
Reconciling items:
Employer contributions receivable	2,985,506	3,669,161

Net assets as reported in the financial statements	$43,511,340	$42,393,509

	Year Ended
	December 31,
	2014

Net increase reported on Form 5500	$1,801,486
Change in employer contributions receivable	(683,655)
Net increase in net assets available for benefits as reported in the financial statements	$1,117,831

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ENERGY XXI SERVICE PLAN	Plan EIN 20-4583999
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS	Plan Number 001
(HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b)	(d)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Fidelity Money Market Retirement	^	$2,585,412
*	Energy XXI Ltd	Energy XXI Ltd Common Stock Fund 347,693.494 Shares (equity securities)	^	1,134,135
*	Fidelity Management Trust Company	American Central Government Bond	^	1,767,250
*	Fidelity Management Trust Company	American Central Midcap Value Is	^	606,069
*	Fidelity Management Trust Company	Oakmark International I	^	1,162,831
*	Fidelity Management Trust Company	COL Dividend Inc. Z	^	849,273
*	Fidelity Management Trust Company	Pru/J Mid Cap GR A	^	1,553,091
*	Fidelity Management Trust Company	HTFD Equity Inc R4	^	352,891
*	Fidelity Management Trust Company	HTFD International Opps R4	^	1,502,042
*	Fidelity Management Trust Company	JPM LG Cap Growth A	^	691,858
*	Fidelity Management Trust Company	Oppenheimer Dev Markets A	^	232,544
*	Fidelity Management Trust Company	JPM Midcap Value Is	^	1,161,453
*	Fidelity Management Trust Company	GS SM Cap Value Inst	^	785,193
*	Fidelity Management Trust Company	GS Growth Opps Inst	^	1,133,486
*	Fidelity Management Trust Company	Pru ST Corp Bond Z	^	1,051,704
*	Fidelity Management Trust Company	AB Small Cap Growth Portfolio Class K	^	129,909
*	Fidelity Management Trust Company	Fidelity Real Estate Investment	^	983,576
*	Fidelity Management Trust Company	Fidelity Large Cap Stock	^	2,313,704
*	Fidelity Management Trust Company	Fidelity Small Cap Discovery	^	1,606,077
*	Fidelity Management Trust Company	Spartan Total Market Index Adv	^	630,896
*	Fidelity Management Trust Company	Spartan Extended Market Index Adv	^	591,196
*	Fidelity Management Trust Company	Fidelity Contrafund	^	3,582,360
*	Fidelity Management Trust Company	Fidelity Growth Company	^	3,028,166
*	Fidelity Management Trust Company	Fidelity Puritan	^	545,959
*	Fidelity Management Trust Company	Fidelity Freedom Income	^	95,996
*	Fidelity Management Trust Company	Fidelity Freedom 2000	^	-
*	Fidelity Management Trust Company	Fidelity Freedom 2005	^	16,380
*	Fidelity Management Trust Company	Fidelity Freedom 2010	^	281,648
*	Fidelity Management Trust Company	Fidelity Freedom 2015	^	723,434
*	Fidelity Management Trust Company	Fidelity Freedom 2020	^	2,469,802
*	Fidelity Management Trust Company	Fidelity Freedom 2025	^	815,772
*	Fidelity Management Trust Company	Fidelity Freedom 2030	^	1,468,392
*	Fidelity Management Trust Company	Fidelity Freedom 2035	^	1,187,178
*	Fidelity Management Trust Company	Fidelity Freedom 2040	^	1,027,800
*	Fidelity Management Trust Company	Fidelity Freedom 2045	^	908,901
*	Fidelity Management Trust Company	Fidelity Freedom 2050	^	716,018
*	Fidelity Management Trust Company	Fidelity Freedom 2055	^	121,717
	Total Mutual Funds			36,094,567
*	Participants Loans	Interest at 8.75% maturing through December 2018	-	711,720
	TOTAL INVESTMENTS			$40,525,834

*	Party-in-Interest.
^	Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See reports of independent registered public accounting firm.

13

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY XXI SERVICE PLAN

June 24, 2015	By:	/s/ Kerry McDonough
Kerry McDonough Plan Administrator

15